02006798


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FEB 2 8 2002
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ED STATES
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Washington, D.C. 20549

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SEC FILE NUMBER
42357 CRD 8-35721

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zions Investment Securities, INc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One S. Main Street, 3rd Floor

(No. and Street)

Salt Lake City, UT 84111

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Weinle (801) 524-4731

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

60 E. South Temple Suite 800	**Salt Lake City**	**UT**	**84111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Sharon Weinle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Zions Investment Securities, Inc., as of February 22, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARY PUBLIC
SARAH N. MASON
1 South Main #1340-K3
Salt Lake City, Utah 84111
Commission Expires
June 30, 2002
STATE OF UTAH

Notary Public

Signature

Financial & Operations Principal

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Zions Investment Securities, Inc.

(A Wholly-Owned Subsidiary of Zions First National Bank)

Audited Financial Statements and Supplemental Information Under Rule 17a-5 of the Securities and Exchange Commission

Year Ended December 31, 2001

Contents



Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Report of Independent Auditors

The Board of Directors
Zions Investment Securities, Inc.

We have audited the accompanying statement of financial condition of Zions Investment Securities, Inc. (a wholly-owned subsidiary of Zions First National Bank) (the "Company") as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zions Investment Securities, Inc. (a wholly-owned subsidiary of Zions First National Bank) at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 8, 2002

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	$ 240,150
Receivables from brokers, dealers and others	10,850,494
Security resell agreements	17,502,500
Securities owned:	
Marketable, at fair value	9,215,334
Not readily marketable, at cost	3,300
Fixed assets, at cost, less accumulated depreciation and amortization of $340,917	100,514
Other assets	541,468
Total assets	$ 38,453,760
Liabilities and stockholder's equity	
Payables to brokers, dealers and others	$ 7,395,606
Securities sold, not yet purchased, at fair value	11,952,853
Payables to affiliates	7,602,067
Commissions payable	361,476
Deferred income tax liability, net	116,932
Other liabilities and accrued expenses	605,884
Total liabilities	28,034,818
Stockholder's equity:	
Common stock (50,000 shares authorized, issued, and outstanding; $1.00 par value)	50,000
Additional paid-in capital	8,306,315
Retained earnings	2,062,627
Total stockholder's equity	10,418,942
Total liabilities and stockholder's equity	$ 38,453,760

See accompanying notes to financial statements.

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Statement of Income

Year Ended December 31, 2001

Revenues	
Commissions	$8,119,178
Principal transactions	664,613
Interest	371,960
Total revenues	9,155,751
Expenses	
Commissions	3,203,043
Employee compensation and benefits	1,416,206
Brokerage and clearance	754,278
Occupancy and equipment	243,250
Interest	246,191
Other operating expenses	3,001,272
Total expenses	8,864,240
Net income before income tax	291,511
Income tax	112,531
Net income	$ 178,980

See accompanying notes to financial statements.

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2001

	Common Stock		Additional		
	Shares	Par Value	Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2001	50,000	$50,000	$ 306,315	$2,883,647	$ 3,239,962
Capital contribution from Parent	–	–	8,000,000	–	8,000,000
Dividends paid to Parent	–	–	–	(1,000,000)	(1,000,000)
Net income	–	–	–	178,980	178,980
Balances at December 31, 2001	**50,000**	**$50,000**	**$8,306,315**	**$2,062,627**	**$10,418,942**

See accompanying notes to financial statements.

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Statement of Cash Flows

Year Ended December 31, 2001

Cash flows from operating activities	
Net income	$ 178,980
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	53,224
Deferred income taxes	38,222
Changes in assets and liabilities:	
(Increase) decrease in operating assets:	
Receivables from brokers, dealers and others	(10,364,024)
Security resell agreements	(17,502,500)
Securities owned	(9,215,334)
Other assets	(3,131)
Increase (decrease) in operating liabilities	
Payable to brokers, dealers and others	7,395,606
Securities sold, not yet purchased	11,952,853
Payable to affiliate	7,572,384
Commissions payable	(26,738)
Other liabilities and accrued expenses	485,456
Net cash used in operating activities	(9,435,002)
Cash flows from investing activities	
Purchase of fixed assets	(60,815)
Net cash used in investing activities	(60,815)
Cash flows from financing activities	
Capital contribution from Parent	8,000,000
Dividend paid to Parent	(1,000,000)
Net cash provided by financing activities	7,000,000
Net decrease in cash and cash equivalents	(2,495,817)
Cash and cash equivalents, beginning of year	2,735,967
Cash and cash equivalents, end of year	$ 240,150
Supplemental disclosure of cash flow information	
Cash received for income taxes	$ 269,383
Cash paid for interest	$ 39,253

See accompanying notes to financial statements.

Zions Investment Securities, Inc.
(A Wholly-Owned Subsidiary of Zions First National Bank)

Notes to Financial Statements

December 31, 2001

1. Organization and Ownership

Zions Investment Securities, Inc. (the "Company") is a wholly-owned subsidiary of Zions First National Bank ("ZFNB"). Zions First National Bank is a wholly-owned subsidiary of Zions Bancorporation. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is registered as a broker and dealer under the Securities Exchange Act of 1934, and as a registered investment advisor under the Securities Exchange Act of 1940.

The Company provides comprehensive brokerage services to its client base, including soliciting and effecting transactions in fixed income products, mutual funds, Unit Investment Trusts, annuities, municipal securities and various other investment products. Trades for equities and options are effected but not solicited. The Company's customers are primarily located in the states of Utah, Arizona, Nevada, Idaho, Colorado and California.

For retail securities transactions, the Company operates as an introducing broker-dealer, clearing most transactions through Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corporation, (the "clearing broker") on a fully disclosed basis. On a limited basis, the Company will self-clear a small amount of annuity transactions and mutual fund transactions directly with the providers. The Company will neither carry customer balances nor act as custodian for customer securities.

For principal securities transactions, the Company also operates a self-clearing fixed income trading division. The Company has contracted with its parent bank, ZFNB, to provide certain systems and clearing services and support.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ from those estimates. As a wholly-owned subsidiary of ZFNB, the financial statements of the Company do not necessarily reflect the results of operations or financial condition that would have existed had the Company been an independent entity.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company classifies as cash equivalents all highly liquid investments with an original maturity date of three months or less. The Company's cash and cash equivalents are carried at cost, which approximates market value.

Security Resell Agreements

Securities purchased under agreements to resell are treated as collateralized financing transactions and are carried at amounts at which the securities were acquired plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

Securities Transactions

Retail securities transactions and the related revenues and expenses are recorded on a settlement date basis, which does not materially differ from using the trade date basis required by GAAP.

Principal securities transactions and the related revenues and expenses are recorded on a trade date basis. All securities owned and securities sold, not yet purchased consist of corporate debt securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Market value is based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Securities sold, not yet purchased represent obligations to deliver specified securities at contracted prices. The Company is obligated to acquire such securities at the prevailing market prices in the future to satisfy these obligations. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Securities Transactions (continued)

Arbitrage positions included in securities owned and securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion or reorganization and selling or buying a security or securities to be received upon the exchange, conversion or reorganization.

Fixed Assets

Fixed assets are carried at cost. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives or the term of the lease, which range between three to ten years.

Pension and Other Postretirement Plans

The Company participates in the defined benefit pension plan of Zions Bancorporation, covering substantially all of its employees. The benefits are based on years of service and employees' compensation levels. The cost of this program is being funded currently. The Company also participates in other trustee retirement plans covering all qualified employees who have at least one year of service (see Note 9).

The Company provides certain postretirement health care benefits to retirees under Zions Bancorporation's defined benefit health care plan. Under the plan, employees hired subsequent to December 31, 1992 are not entitled to postretirement health care benefits. Actuarially determined information for the postretirement pension and health care benefits is disclosed in the consolidated financial statements of Zions Bancorporation.

3. Cash Segregated Under Federal Regulations

As of December 31, 2001, the Company's cash balance includes a special reserve bank account for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3(e) of $169,014.

4. Receivables from and Payables to Brokers, Dealers and Others

Included in the receivables from and payables to brokers, dealers and others are unsettled trades on principal securities transactions. The Company's primary source of short-term financing is a $40 million line of credit from ZFNB (see Note 6).

Also included in the receivables from brokers, dealers and others are commission amounts due from the clearing broker related to the settlement of retail securities transactions.

5. Transactions with Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2001, there were no amounts to be indemnified to the clearing broker for these customer accounts.

6. Related Party Transactions

The Company maintained $240,150 in cash and cash equivalent accounts with ZFNB as of December 31, 2001. The Company received interest income on deposit accounts with ZFNB in the amount of $110,595 for the year ended December 31, 2001.

The Company's office space is located primarily in certain ZFNB banking facilities. Rent expense associated with the use of such facilities for the year ended December 31, 2001 amounted to $171,805.

The Company has a lease and administrative services agreement with ZFNB and its affiliates. The agreement stipulates that ZFNB and its affiliates are to receive 35% of revenues generated by the Company's sales representatives as additional lease compensation in fiscal year 2001. The amounts paid to ZFNB offset operating expenses incurred by the parent company. Such amounts for the year ended December 31, 2001 totaled $1,967,333 and are reflected in other operating expenses in the accompanying statement of income. The Company also reimburses ZFNB for periodic payroll disbursements.

6. Related Party Transactions (continued)

In addition, as noted above, the Company has a line of credit in the amount of $40 million with ZFNB, of which $7,573,976 was outstanding at December 31, 2001. Interest expense related to the borrowings under this line of credit for the year ended December 31, 2001 was $103,491. The line of credit is renewable on an annual basis.

7. Security Resell Agreements

In the normal course of business, the Company obtains securities under agreements to resell on terms which permit it to sell or repledge the securities to others. At December 31, 2001, the Company obtained approximately $17.5 million of securities on such terms, the majority of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by Zions Bancorporation. Generally, the Company files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with Zions Bancorporation and certain other subsidiaries of Zions Bancorporation. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company.

The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between Zions Bancorporation and its subsidiaries. In accordance with this agreement, any temporary tax differences will be attributed to Zions Bancorporation. Accordingly, deferred tax assets of the Company are offset with current taxes payable.

Income tax expense consists of the following:

	Current	Deferred	Total
Federal	$64,578	$33,226	$97,804
State	9,731	4,996	14,727
	$74,309	$38,222	$112,531

As of December 31, 2001, current income taxes payable to affiliates totaled $120,439, which is included in other liabilities and accrued expenses.

9. Benefits

Certain eligible employees of the Company are included under a qualified, noncontributory defined benefit pension plan of Zions Bancorporation. Pension expense for the year ended December 31, 2001 amounted to $78,999.

As of December 31, 2001, the Company recorded a postretirement benefit obligation of $74,656, which is included in other liabilities and accrued expenses.

10. Net Capital Requirement

As a registered broker and dealer with the SEC and NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2001, the Company had net capital, as defined by the Rule, of $7,981,518, which was $7,422,114 in excess of its required net capital of $559,404. The Company's ratio of aggregate indebtedness to net capital was 1.05 to 1 at December 31, 2001.

11. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, security resell agreements and receivables from brokers, dealers, and others are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased, payables to brokers, dealers, and others and payables to affiliates are carried at fair value or contracted amounts approximating fair value.

12. Concentrations of Credit Risk

The Company is involved in various trading and brokerage activities in which the counterparties primarily include broker-dealers, financial institutions and other institutional customers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Supplemental Information

Zions Investment Securities, Inc.

(A Wholly-Owned Subsidiary of Zions First National Bank)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Net Capital	
Total stockholder's equity	$ 10,418,942
Less: nonallowable assets	
Unsecured receivables	407,121
Aged fails-to-deliver	108,217
Prepaid expenses	455,639
Fixed assets, net	100,514
Other assets	38,513
Net capital before haircuts on securities positions	9,308,938
Less haircuts on securities positions	1,327,420
Net capital	$ 7,981,518
Aggregate indebtedness	
Payables to brokers, dealers and others	$ 7,395,606
Commissions payable	361,476
Income taxes payable	120,439
Postretirement liability	74,656
Other accounts payable and accrued expenses	438,880
Total aggregate indebtedness	$ 8,391,057
Computation of alternative net capital requirement	
Minimum net capital required (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 559,404
Excess net capital	$ 7,422,114
Ratio of aggregate indebtedness to net capital	1.05 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 PartIIA FOCUS filing.

Zions Investment Securities, Inc.
(A Wholly- Owned Subsidiary of Zions First National Bank)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2001

Miscellaneous credit balances to customers	$ 0
Miscellaneous debit balances from customers	0
Excess of total credits over total debits	$ 0
Required reserve under Rule 15c3-3	$ 0
Cash held in reserve bank account	169,014
Excess cash held in reserve bank account	$169,014

There were no material differences between the audited Computation for Determination of Reserve Requirements included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 PartIIA FOCUS filing.

Zions Investment Securities, Inc.

(A Wholly-Owned Subsidiary of Zions First National Bank)

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2001

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2001, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
A. Actual number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2001, excluding items existing from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A. Actual number of items	-
3. The system and procedures utilized in complying with requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfil the requirements of Rule 15c3-3	See note below

Note: See Supplemental Report of Independent Auditors on Internal Control.

There were no material differences between the audited Information for Possession or Control Requirements included in this report and the corresponding schedule included in the Company's unaudited December 31, 2001 PartIIA FOCUS filing.

Supplementary Report of Independent Auditors



■ Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

■ Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Report of Independent Auditors on Internal Control

The Board of Directors
Zions Investment Securities, Inc.

In planning and performing our audit of the financial statements of Zions Investment Securities, Inc. (a wholly owned subsidiary of Zions First National Bank) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) of the SEC. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Making the recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) of the SEC list additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 8, 2002